Exhibit 99.12
Indian GAAP Standalone

Independent Auditor’s Report

To the Board of Directors of Infosys Limited

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited (“the Company”), which comprise the balance sheet as at 30 June 2013, the statement of profit and loss of the Company for the quarter then ended, the cash flow statement of the Company for the three months then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 (‘the Act’). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the balance sheet, of the state of affairs of the Company as at 30 June 2013;
(ii)	in the case of the statement of profit and loss, of the profit for the quarter ended on that date; and
(iii)	in the case of the cash flow statement, of the cash flows for the three months ended on that date.

Report on Other Legal and Regulatory Requirements

As required by section 227(3) of the Act, we report that:

a.	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
b.	in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
c.	the balance sheet, statement of profit and loss and cash flow statement dealt with by this Report are in agreement with the books of account; and
d.	in our opinion, the balance sheet, statement of profit and loss and cash flow statement comply with the Accounting Standards referred to in subsection (3C) of section 211 of the Companies Act, 1956.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Zubin Shekary
Partner
Membership number: 048814

Bangalore
12 July, 2013

INFOSYS LIMITED
in crore
Balance Sheet as at	Note	June 30, 2013	March 31, 2013
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	287	287
Reserves and surplus	2.2	38,022	35,772
		38,309	36,059
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	71	56
Other long-term liabilities	2.4	182	120
		253	176
CURRENT LIABILITIES
Trade payables	2.5	59	178
Other current liabilities	2.6	3,498	2,827
Short-term provisions	2.7	2,413	3,788
		5,970	6,793
		44,532	43,028
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	4,364	4,425
Intangible assets	2.8	24	28
Capital work-in-progress		1,317	1,135
		5,705	5,588
Non-current investments	2.10	2,875	2,764
Deferred tax assets (net)	2.3	383	378
Long-term loans and advances	2.11	1,594	1,529
Other non-current assets	2.12	5	31
		10,562	10,290
CURRENT ASSETS
Current investments	2.10	2,157	1,580
Trade receivables	2.13	7,288	6,365
Cash and cash equivalents	2.14	19,741	20,401
Short-term loans and advances	2.15	4,784	4,392
		33,970	32,738
		44,532	43,028
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached
for B S R & Co.	for Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W

Zubin Shekary	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	K.V.Kamath
Partner	Chairman	Executive Vice-Chairman	Chief Executive Officer and Managing Director	Director
Membership No. 48814

	Deepak M. Satwalekar	Dr. Omkar Goswami	David L. Boyles	Prof. Jeffrey S. Lehman
	Director	Director	Director	Director

	R.Seshasayee	Ann M. Fudge	Ravi Venkatesan	Srinath Batni
	Director	Director	Director	Director

	V. Balakrishnan	Ashok Vemuri	B. G. Srinivas	Rajiv Bansal
	Director	Director	Director	Chief Financial Officer

Bangalore	N. R. Ravikrishnan
July 12, 2013	Company Secretary

INFOSYS LIMITED
in crore
Statement of Profit and Loss for the	Note	Quarter ended
		June 30, 2013	June 30, 2012
Income from software services and products	2.16	9,959	8,909
Other income	2.17	563	459
Total revenue		10,522	9,368
Expenses
Employee benefit expenses	2.18	5,567	4,765
Deferred consideration pertaining to acquisition	2.10.1	52	–
Cost of technical sub-contractors	2.18	579	368
Travel expenses	2.18	347	336
Cost of software packages and others	2.18	174	152
Communication expenses	2.18	75	66
Professional charges		95	117
Depreciation and amortisation expense	2.8	250	214
Other expenses	2.18	307	303
Total expenses		7,446	6,321
PROFIT BEFORE TAX		3,076	3,047
Tax expense:
Current tax	2.19	846	842
Deferred tax	2.19	(20)	1
PROFIT FOR THE PERIOD		2,250	2,204
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Basic		39.19	38.38
Diluted		39.19	38.38
Number of shares used in computing earnings per share	2.31
Basic		57,42,36,166	57,42,30,151
Diluted		57,42,36,166	57,42,31,741
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached
for B S R & Co.	for Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W

Zubin Shekary	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	K.V.Kamath
Partner	Chairman	Executive Vice-Chairman	Chief Executive Officer and Managing Director	Director
Membership No. 48814

	Deepak M. Satwalekar	Dr. Omkar Goswami	David L. Boyles	Prof. Jeffrey S. Lehman
	Director	Director	Director	Director

	R.Seshasayee	Ann M. Fudge	Ravi Venkatesan	Srinath Batni
	Director	Director	Director	Director

	V. Balakrishnan	Ashok Vemuri	B. G. Srinivas	Rajiv Bansal
	Director	Director	Director	Chief Financial Officer

Bangalore	N. R. Ravikrishnan
July 12, 2013	Company Secretary

INFOSYS LIMITED
in crore
Cash Flow Statement for the	Note	Quarter ended
		June 30, 2013	June 30, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		3,076	3,047
Adjustments to reconcile profit before tax to cash generated by operating activities
Depreciation and amortisation expense		250	214
Payable for acquisition of business		52	–
Interest and dividend income		(528)	(482)
Effect of exchange differences on translation of assets and liabilities		20	25
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(40)	(18)
Changes in assets and liabilities
Trade receivables	2.34.1	(923)	(942)
Loans and advances and other assets	2.34.2	(300)	(358)
Liabilities and provisions	2.34.3	601	557
		2,208	2,043
Income taxes paid	2.34.4	(473)	(495)
NET CASH GENERATED BY OPERATING ACTIVITIES		1,735	1,548

CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure	2.34.5	(415)	(392)
Investments in subsidiaries	2.34.6	–	(16)
Investment in other investments	2.34.7	(688)	(2,100)
Interest and dividend received	2.34.8	502	465
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		(601)	(2,043)
CASH FLOWS FROM FINANCING ACTIVITIES
Loan given to subsidiary	2.34.9	(22)	–
Dividends paid		(1,549)	(1,836)
Dividend tax paid		(263)	(298)
NET CASH USED IN FINANCING ACTIVITIES		(1,834)	(2,134)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		40	18
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(660)	(2,611)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		20,401	19,557
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		19,741	16,946
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached
for B S R & Co.	for Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W

Zubin Shekary	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	K.V.Kamath
Partner	Chairman	Executive Vice-Chairman	Chief Executive Officer and Managing Director	Director
Membership No. 48814

	Deepak M. Satwalekar	Dr. Omkar Goswami	David L. Boyles	Prof. Jeffrey S. Lehman
	Director	Director	Director	Director

	R.Seshasayee	Ann M. Fudge	Ravi Venkatesan	Srinath Batni
	Director	Director	Director	Director

	V. Balakrishnan	Ashok Vemuri	B. G. Srinivas	Rajiv Bansal
	Director	Director	Director	Chief Financial Officer

Bangalore	N. R. Ravikrishnan
July 12, 2013	Company Secretary

Significant accounting policies

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited and its controlled subsidiaries ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited ('Infosys Consulting India'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services'), Infosys Americas Inc., (Infosys Americas), Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') and Lodestone Holding AG and its controlled subsidiaries ('Infosys Lodestone') is a leading global technology services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products for the banking industry.

1. Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in statement of profit and loss. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

1.8 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for 5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.10 Retirement benefits to employees

a Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.11 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.12 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.13 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the statement of profit and loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the statement of profit and loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the statement of profit and loss at each reporting date.

1.14 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the share premium account.

1.15 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.16 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention . Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.17 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.18 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.19 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the statement of profit and loss over the lease term.

2. NOTES ON ACCOUNTS FOR THE QUARTER ENDED JUNE 30, 2013

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 2.36. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/rec Significant accounting policies lassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL
in crore, except as otherwise stated
Particulars	As at
	June 30, 2013	March 31, 2013
Authorized
Equity shares, 5/- par value
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	287	287
57,42,36,166 (57,42,36,166) equity shares fully paid-up
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve. ]
	287	287

Forfeited shares amounted to 1,500/- (1,500/-)

(1)	Refer to note 2.31 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

During the year ended March 31, 2013, the amount of per share dividend recognized as distributions to equity shareholders was 42/-. The dividend for the year ended March 31, 2013 includes 27/- per share of final dividend. The total dividend appropriation amounted to 2,412 crore including corporate dividend tax of 403 crore.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The distribution will be in proportion to the number of equity shares held by the shareholders.

The details of shareholder holding more than 5% shares as at June 30, 2013 and March 31, 2013 is set out below :

Name of the shareholder	As at June 30, 2013		As at March 31, 2013
	No. of shares	% held	No. of shares	% held
Life Insurance Corporation of India (1)	3,86,14,154	6.72%	3,42,33,932	5.96%
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	7,20,49,977	12.55%	7,08,83,217	12.34%
(1) includes all schemes under their management

The reconciliation of the number of shares outstanding and the amount of share capital as at June 30, 2013 and March 31, 2013 is set out below:

Particulars	As at June 30, 2013		As at March 31, 2013
	Number of shares	Amount (in crore)	Number of shares	Amount (in crore)
Number of shares at the beginning of the period	57,42,36,166	287	57,42,30,001	287
Add: Shares issued on exercise of employee stock options	–	–	6,165	–
Number of shares at the end of the period	57,42,36,166	287	57,42,36,166	287

Stock option plans

The Company had two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. The 1998 Plan is administered by a compensation commitee, all of whom are independant members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The 1999 Plan is administered by a compensation commitee, all of whom are independant members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

There were no share options outstanding and exercisable as of June 30, 2013 and March 31, 2013.

The activity in the 1999 Plan during the quarter ended June 30, 2012 is set out below:

Particulars	Quarter ended June 30, 2012
The 1999 Plan :
Options outstanding, beginning of the period	11,683
Less: Exercised	450
Forfeited	–
Options outstanding, end of the period	11,233
Options exercisable, end of the period	11,233

The weighted average share price of options exercised under the 1999 Plan during the quarter ended June 30, 2012 was 2,458/-.

2.2 RESERVES AND SURPLUS
in crore
Particulars	As at
	June 30, 2013	March 31, 2013
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium account - Opening balance	3,065	3,064
Add: Receipts on exercise of employee stock options	–	1
	3,065	3,065
General reserve - Opening balance	7,270	6,359
Add: Transferred from Surplus	–	911
	7,270	7,270
Surplus - Opening balance	25,383	19,993
Add: Net profit after tax transferred from Statement of Profit and Loss	2,250	9,116
Amount available for appropriation	27,633	29,109
Appropriations:
Interim dividend	–	862
Final dividend	–	1,550
Total dividend	–	2,412
Dividend tax	–	403
Amount transferred to general reserve	–	911
Surplus- Closing Balance	27,633	25,383
	38,022	35,772

2.3 DEFERRED TAXES
in crore
Particulars	As at
	June 30, 2013	March 31, 2013
Deferred tax assets
Fixed assets	332	329
Trade receivables	29	18
Unavailed leave	167	133
Computer software	42	45
Accrued compensation to employees	14	29
Others	73	86
	657	640
Deferred tax liabilities
Intangible assets	1	3
Branch profit tax	344	315
	345	318
Deferred tax assets after set off	383	378
Deferred tax liabilities after set off	71	56

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at June 30, 2013 and March 31, 2013, the Company has provided for branch profit tax of 344 crore and 315 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The provision for branch profit tax increased by 29 crore during the quarter ended June 30, 2013 due to change in exchange rate.

2.4 OTHER LONG-TERM LIABILITIES
in crore
Particulars	As at
	June 30, 2013	March 31, 2013
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer to note 2.28)	10	11
Payable for acquisition of business (refer to note 2.10.1)	145	82
Rental deposits received from subsidiary (refer to note 2.25)	27	27
	182	120

2.5 TRADE PAYABLES
in crore
Particulars	As at
	June 30, 2013	March 31, 2013

Trade payables	59	178
	59	178
Includes dues to subsidiaries (refer to note 2.25)	29	82

2.6 OTHER CURRENT LIABILITIES
in crore
Particulars	As at
	June 30, 2013	March 31, 2013
Accrued salaries and benefits
Salaries and benefits	248	79
Bonus and incentives	321	389
Other liabilities
Provision for expenses (1)	1,043	914
Retention monies	77	69
Withholding and other taxes payable	723	587
Gratuity obligation - unamortised amount relating to plan amendment, current (refer to note 2.28)	4	4
Other payables(2)	39	36
Advances received from clients	16	20
Unearned revenue	767	726
Mark-to-market loss on forward and options contracts	256	–
Unpaid dividends	4	3
	3,498	2,827
(1) Includes dues to subsidiaries (refer to note 2.25)	60	34
(2) Includes dues to subsidiaries (refer to note 2.25)	36	33

2.7 SHORT-TERM PROVISIONS
in crore
Particulars	As at
	June 30, 2013	March 31, 2013
Provision for employee benefits
Unavailed leave	563	502
Others
Proposed dividend	–	1,550
Provision for
Tax on dividend	–	263
Income taxes (net of payments)	1,654	1,274
Post-sales client support and warranties	196	199
	2,413	3,788

Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :
in crore
Particulars	Quarter ended		Year ended
	June 30, 2013	June 30, 2012	March 31, 2013
Balance at the beginning	199	123	123
Provision recognized/(reversal)	(14)	9	79
Provision utilised	–	–	–
Exchange difference during the period	11	5	(3)
Balance at the end	196	137	199

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

2.8 FIXED ASSETS
in crore, except as otherwise stated
Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2013	Additions/ Adjustments during the period	Deductions/ Retirement during the period	As at June 30, 2013	As at April 1, 2013	For the period	Deductions/ Adjustments during the period	As at June 30, 2013	As at June 30, 2013	As at March 31, 2013
Tangible assets :
Land : Free-hold	492	3	–	495	–	–	–	–	495	492
Leasehold	348	–	–	348	–	–	–	–	348	348
Buildings (1)(2)	4,053	56	–	4,109	1,467	68	–	1,535	2,574	2,586
Plant and equipment (2)(4)	779	21	1	799	547	32	1	578	221	232
Office equipment (2)(4)	276	11	–	287	159	13	–	172	115	117
Computer equipment (2)(4)	1,525	79	6	1,598	1,053	105	6	1,152	446	472
Furniture and fixtures (2)(4)	518	14	–	532	345	28	–	373	159	173
Vehicles	10	1	–	11	5	–	–	5	6	5
	8,001	185	7	8,179	3,576	246	7	3,815	4,364	4,425
Intangible assets :
Intellectual property rights (4)	59	–	–	59	31	4	–	35	24	28
	59	–	–	59	31	4	–	35	24	28
Total	8,060	185	7	8,238	3,607	250	7	3,850	4,388	4,453
Previous year(3)	7,173	1,422	535	8,060	3,112	956	461	3,607	4,453

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to Infosys BPO, a subsidiary.
	(3)	The opening balance as of April 1, 2012, includes computer equipment having gross book value of 10 crore (net book value 2 crore) transferred from Infosys Consulting Inc.,
	(4)	The opening balance as of April 2013, includes plant and equipment having gross book value of 1 crore (net book value Nil), office equipment having gross book value of 1 crore (net book value Nil), computer equipment having gross book value of 62 crore (net book value 7 crore), furniture and fixtures having gross book value of 11 crore (net book value 4 crore) and intellectual property rights having gross book value of 21 crore (net book value 16 crore) transferred from Infosys Australia aggregating to a cumulative amount of 96 crores of gross book value ( net book value of 27 crore). (Refer to note 2.25)

Profit / (loss) on disposal of fixed assets during the quarter ended June 30, 2013 is less than 1 crore (less than 1 crore for the quarter ended June 30, 2012) and accordingly disclosed under note 2.36 - Details of rounded off amounts.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements.

Tangible assets provided on operating lease to Infosys BPO, a subsidiary company, as at June 30, 2013 and March 31, 2013 are as follows:
in crore
Particulars	Cost	Accumulated depreciation	Net book value
Buildings	52	31	21
	61	34	27
Total	52	31	21
	61	34	27

The aggregate depreciation charged on the above assets during the quarter ended June 30, 2013 amounted to 1 crore (1 crore for the quarter ended June 30, 2012, respectively).
The rental income from Infosys BPO for the quarter ended June 30, 2013 amounted to 4 crore (4 crore for the quarter ended June 30, 2012).

2.9 LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:
in crore
Particulars	Quarter ended
	June 30, 2013	June 30, 2012

Lease rentals recognized during the period	45	34

in crore
Lease obligations payable	As at
	June 30, 2013	March 31, 2013
Within one year of the balance sheet date	126	118
Due in a period between one year and five years	287	272
Due after five years	62	61

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 INVESTMENTS
in crore, except as otherwise stated
Particulars	As at
	June 30, 2013	March 31, 2013
Non-current investments
Long term investments - at cost
Trade(unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	107	107
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up	65	65
Infosys Technologies (Sweden) AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologia DO Brasil LTDA
4,00,00,000 (4,00,00,000) shares of BRL 1.00 par value, fully paid	109	109
Infosys Technologies (Shanghai) Company Limited	234	234
Infosys Consulting India Limited
10,00,000 (10,00,000) equity shares of 10/- each, fully paid	1	1
Infosys Public Services, Inc
1,00,00,000 (1,00,00,000) common stock of USD 0.50 par value, fully paid	24	24
Lodestone Holding AG (refer to note 2.10.1)
'2,800 (2,800) - Class A shares of CHF 1,000 each and 26,710 (26,710) - Class B Shares of CHF100 each, fully paid up	1,187	1,187
	2,452	2,452
Others (unquoted) (refer to note 2.10.2)
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Others (quoted)
Investments in tax free bonds (refer to note 2.10.4)	419	308
	419	308
	2,875	2,764
Current investments – at the lower of cost and fair value
Unquoted
Liquid mutual fund units (refer to note 2.10.3)	2,157	1,580
	2,157	1,580
Aggregate amount of quoted investments excluding interest accrued but not due of 14 crore included under Note 2.15 Short term Loans and advances	419	308
Market value of quoted investments	435	317
Aggregate amount of unquoted investments	4,615	4,038
Aggregate amount of provision made for non-current unquoted investments	2	2

2.10.1 Investment in Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of 608 crores.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognised on a proportionate basis over a period of three years from the date of acquisition. An amount of 52 crores and nil , representing the proportionate charge of the deferred consideration has been recognised as an expense during the quarter ended June 30, 2013 and quarter ended June 30, 2012 respectively.

2.10.2 Details of Investments

The details of non-current other investments in equity instruments as at June 30, 2013 and March 31, 2013 are as follows:
in crore
Particulars	As at
	June 30, 2013	March 31, 2013
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid, par value 10/- each	2	2
Global Innovation and Technology Alliance
5,000 (5,000) equity shares at 1,000/- each, fully paid, par value 1,000/- each	–	–
	6	6
Less: Provision for investment	2	2
	4	4

2.10.3 Details of Investments in liquid mutual fund units

The balances held in liquid mutual fund units as at June 30, 2013 is as follows:
in crore
Particulars	Units	Amount
Reliance Money Manager Fund-Direct Plan Daily Dividend Plan-LPAD	12,07,801	121
Birla Sunlife Savings Fund- Daily Dividend Direct Plan	2,55,24,142	256
UTI Treasury Advantage Fund-institutional Direct Plan-Daily Dividend Reinvestment	21,12,237	211
Birla Sunlife Cash Plus-Daily Dividend-Direct Plan	3,99,58,331	400
ICICI Prudential Liquid-Direct Plan-Daily Dividend	4,50,22,534	451
Baroda Pioneer Liquid Fund Plan B-Daily Dividend ReiInvestment	20,90,111	209
Reliance Liquidity Fund-Direct Plan Daily Dividend Investment Option-LQAD	25,40,137	254
DSP BR Liquidity Fund-Dir-DDR	25,51,134	255
	12,10,06,426	2,157

The balances held in liquid mutual fund units as at March 31, 2013 is as follows:
in crore
Particulars	Units	Amount
Tata Floater Fund Plan A -Daily Dividend - Direct Plan	24,10,062	242
Kotak Liquid Scheme Plan A- Daily Dividend - Direct Plan	2,77,271	34
Birla Sun Life Savings Fund-Daily Dividend Reinvestment - Direct Plan	4,10,12,872	410
ICICI Prudential Flexible Income - Daily Dividend - Direct Plan	1,22,52,481	130
UTI Treasury Advantage Fund - Institutional Plan - Daily Dividend - Direct Plan	58,42,445	584
DWS Ultra Short Term Fund -Institutional Plan-Daily Dividend - Direct Plan	17,99,62,153	180
	24,17,57,284	1,580

2.10.4 Details of Investments in tax free bonds

The balances held in tax free bonds as at June 30, 2013 and March 31, 2013 is as follows:
in crore
Particulars	Face Value	As at June 30, 2013		As at March 31, 2013
		Units	Amount	Units	Amount
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	10,00,000	101	–	–
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	20,00,000	201
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	54	5,00,000	53
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	54
		41,00,000	419	30,00,000	308

2.11 LONG-TERM LOANS AND ADVANCES
in crore
Particulars	As at
	June 30, 2013	March31, 2013
Unsecured, considered good
Capital advances	495	439
Electricity and other deposits	28	28
Rental deposits	28	29
Other loans and advances
Advance income taxes (net of provisions)	1,027	1,019
Prepaid expenses	9	8
Loans and advances to employees
Housing and other loans	7	6
	1,594	1,529

2.12 OTHER NON-CURRENT ASSETS
in crore
Particulars	As at
	June 30, 2013	March 31, 2013
Others
Advance to gratuity trust (refer to note 2.28)	5	31
	5	31

2.13 TRADE RECEIVABLES (1)
in crore
Particulars	As at
	June 30, 2013	March 31, 2013
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	82	61
Less: Provision for doubtful debts	82	61
	–	–
Other debts
Unsecured
Considered good (2)	7,288	6,365
Considered doubtful	44	24
	7,332	6,389
Less: Provision for doubtful debts	44	24
	7,288	6,365
	7,288	6,365
(1) Includes dues from companies where directors are interested	60	21
(2) Includes dues from subsidiaries (refer to note 2.25)	158	204

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.14 CASH AND CASH EQUIVALENTS
in crore
Particulars	As at
	June 30, 2013	March 31, 2013
Cash on hand	–	–
Balances with banks
In current and deposit accounts	16,489	17,401
Others
Deposits with financial institutions	3,252	3,000
	19,741	20,401
Balances with banks in unpaid dividend accounts	4	3
Deposit accounts with more than 12 months maturity	187	181
Balances with banks held as margin money deposits against guarantees	193	189

Cash and cash equivalents as of June 30, 2013 and March 31, 2013 include restricted cash and bank balances of 197 crore and 192 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:
in crore
Particulars	As at
	June 30, 2013	March 31, 2013
In current accounts
ANZ Bank, Taiwan	5	1
Bank of America, USA	261	751
Citibank NA, Australia	77	131
Citibank NA, Dubai	1	4
Citibank NA, India	4	13
Citibank NA, EEFC (U.S. Dollar account)	30	110
Citibank NA, Japan	14	16
Citibank NA, New Zealand	9	1
Citibank NA, South Africa	2	1
Citibank NA, Thailand	1	1
Deustche Bank, India	14	10
Deustche Bank-EEFC (Euro account)	7	21
Deustche Bank-EEFC (U.S. Dollar account)	55	64
Deutsche Bank, Belgium	35	10
Deutsche Bank, France	9	5
Deutsche Bank, Germany	19	14
Deutsche Bank, Netherlands	15	10
Deutsche Bank, Russia	2	2
Deutsche Bank, Russia (U.S. Dollar account)	5	-
Deutsche Bank, Singapore	1	1
Deutsche Bank, Spain	7	2
Deutsche Bank, Switzerland	1	1
Deutsche Bank, UK	198	69
Deutsche Bank-EEFC (Swiss Franc account)	7	2
ICICI Bank, India	8	44
ICICI Bank-EEFC (U.S. Dollar account)	9	9
Nordbanken, Sweden	8	2
Punjab National Bank, India	40	3
RBS, Denmark	1	1
Royal Bank of Canada, Canada	19	15
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	1
	865	1,315
In deposit accounts
Allahabad Bank	275	275
Andhra Bank	704	704
Axis Bank	916	1,000
Bank of Baroda	1,158	1,919
Bank of India	1,674	1,891
Canara Bank	2,344	1,891
Central Bank of India	1,262	1,262
Corporation Bank	699	699
Federal Bank	25	25
ICICI Bank	2,540	2,499
IDBI Bank	1,255	995
ING Vysya Bank	88	88
Indian Overseas Bank	441	441
Jammu and Kashmir Bank	16	25
Kotak Mahindra Bank	200	200
Oriental Bank of Commerce	625	750
Ratnakar Bank	5	5
State Bank of Hyderabad	700	700
South Indian Bank	-	25
Vijaya Bank	300	300
Yes Bank	200	200
	15,427	15,894
In unpaid dividend accounts
HDFC Bank - Unclaimed dividend account	1	1
ICICI bank - Unclaimed dividend account	3	2
	4	3
In margin money deposits against guarantees
Canara Bank	134	130
ICICI Bank	1	1
State Bank of India	58	58
	193	189
Deposits with financial institutions
HDFC Limited	3,252	3,000
	3,252	3,000
Total cash and cash equivalents as per Balance Sheet	19,741	20,401

2.15 SHORT-TERM LOANS AND ADVANCES
in crore
Particulars	As at
	June 30, 2013	March 31, 2013
Unsecured, considered good
Loans to subsidiary (refer to note 2.25)	230	184
Others
Advances
Prepaid expenses	177	57
For supply of goods and rendering of services	39	46
Withholding and other taxes receivable	798	732
Others(1)	6	12
	1,250	1,031
Restricted deposits (refer to note 2.32)	726	724
Unbilled revenues(2)	2,430	2,217
Interest accrued but not due	113	91
Loans and advances to employees
Housing and other loans	66	62
Salary advances	142	125
Electricity and other deposits	33	31
Mark-to-market forward and options contracts	–	88
Rental deposits(3)	24	23
	4,784	4,392
Unsecured, considered doubtful
Loans and advances to employees	6	6
	4,790	4,398
Less: Provision for doubtful loans and advances to employees	6	6
	4,784	4,392
(1) Includes dues from subsidiaries (refer to note 2.25)	3	10
(2) Includes dues from subsidiaries (refer to note 2.25)	8	5
(3) Includes deposits from subsidiaries (refer to note 2.25)	21	21

2.16 INCOME FROM SOFTWARE SERVICES AND PRODUCTS
in crore
Particulars	Quarter ended
	June 30, 2013	June 30, 2012
Income from software services	9,551	8,483
Income from software products	408	426
	9,959	8,909

2.17 OTHER INCOME
in crore
Particulars	Quarter ended
	June 30, 2013	June 30, 2012
Interest received on deposits with banks and others	497	458
Dividend received on investment in mutual fund units	31	24
Miscellaneous income, net	6	4
Gains / (losses) on foreign currency, net	29	(27)
	563	459

2.18 EXPENSES
in crore
Particulars	Quarter ended
	June 30, 2013	June 30, 2012
Employee benefit expenses
Salaries and bonus including overseas staff expenses	5,442	4,651
Contribution to provident and other funds	117	109
Staff welfare	8	5
	5,567	4,765
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	271	109
Technical sub-contractors - others	308	259
	579	368
Travel expenses
Overseas travel expenses	321	310
Traveling and conveyance	26	26
	347	336
Cost of software packages and others
For own use	135	123
Third party items bought for service delivery to clients	39	29
	174	152
Communication expenses
Telephone charges	55	50
Communication expenses	20	16
	75	66

in crore
Particulars	Quarter ended
	June 30, 2013	June 30, 2012
Other expenses
Office maintenance	69	65
Power and fuel	46	45
Brand building	21	19
Rent	45	34
Rates and taxes, excluding taxes on income	17	18
Repairs to building	7	11
Repairs to plant and machinery	8	11
Computer maintenance	25	19
Consumables	3	6
Insurance charges	7	7
Research grants	3	4
Marketing expenses	7	10
Commission charges	8	3
Printing and Stationery	5	3
Professional membership and seminar participation fees	3	5
Postage and courier	4	2
Advertisements	–	2
Provision for post-sales client support and warranties	(14)	9
Commission to non-whole time directors	2	2
Provision for bad and doubtful debts and advances	39	21
Books and periodicals	1	1
Auditor's remuneration
Statutory audit fees	–	–
Other services	–	–
Bank charges and commission	1	1
Donations	–	5
	307	303

2.19 TAX EXPENSE
in crore
	Quarter ended
	June 30, 2013	June 30, 2012
Current tax
Income taxes	846	842
Deferred taxes	(20)	1
	826	843

Income taxes

The provision for taxation includes tax liabilities in India on the Company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)
in crore
Particulars	As at
	June 30 , 2013		March 31, 2013
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		21		19
Claims against the Company, not acknowledged as debts (1)		1,076		535
[Net of amount paid to statutory authorities 1,140 crore (1,114 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		1,035		1,139
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	854	5,072	814	4,419
In Euro	44	341	50	348
In GBP	78	710	55	453
In AUD	70	384	70	396
		6,507		5,616

(1) Claims against the company not acknowledged as debts include demand from the Indian Income tax authorities for payment of additional tax of 1,647 crore (1,088 crore), including interest of 455 crore (313 crore) upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax ( Appeals), Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is 176 crore (1,189 crore as at March 31, 2013).

The foreign exchange forward contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

in crore
Particulars	As at
	June 30, 2013	March 31, 2013
Not later than one month	891	945
Later than one month and not later than three months	1,855	1,701
Later than three months and not later than one year	3,761	2,970
	6,507	5,616

The Company recognized a loss on derivative financial instruments of 391 crore and 322 crore during the quarter ended June 30, 2013 and June 30, 2012, respectively, which is included in other income.

2.21 QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per revised Schedule VI to the Companies Act, 1956.

2.22 IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)
in crore
Particulars	Quarter ended
	June 30, 2013	June 30, 2012
Capital goods	50	80
	50	80

2.23 ACTIVITY IN FOREIGN CURRENCY
in crore
Particulars	Quarter ended
	June 30, 2013	June 30, 2012
Earnings in foreign currency
Income from software services and products	9,664	8,743
Interest received from banks and others	4	1
	9,668	8,744
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	350	264
Professional charges	70	85
Technical sub-contractors - subsidiaries	234	85
Overseas salaries and incentives	3,790	3,176
Other expenditure incurred overseas for software development	624	482
	5,068	4,092
Net earnings in foreign currency	4,600	4,652

2.24 DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted during the quarter ended June 30, 2013 and June 30, 2012 are as follows:
in crore
Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Quarter ended
			June 30, 2013	June 30, 2012
Final dividend for fiscal 2013	2	7,19,18,545	194	–
Special dividend for fiscal 2012 - 10 years of Infosys BPO operations	4	7,73,18,432	–	77
Final dividend for fiscal 2012	4	7,73,18,432	–	170

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at
		June 30, 2013	March 31, 2013
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
Infosys Consulting India Limited (1)	India	100%	100%
Infosys Americas (2)	U.S.A	–	–
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (Formerly known as McCamish Systems LLC) (3)	USA	99.98%	99.98%
Portland Group Pty Ltd(3)(4)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (3)(4)	Australia	99.98%	99.98%
Infosys Australia (5)	Australia	100%	100%
Lodestone Holding AG(6)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (7)	Canada	100%	100%
Lodestone Management Consultants Inc. (7)	U.S.A	100%	100%
Lodestone Management Consultants Pty Limited (7)	Australia	100%	100%
Lodestone Management Consultants (Asia Pacific) Limited (7)(8)	Thailand	–	–
Lodestone Management Consultants AG (7)	Switzerland	100%	100%
Lodestone Augmentis AG (7)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (7)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (7)(9)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (7)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (7)	Singapore	100%	100%
Lodestone Management Consultants SAS (7)	France	100%	100%
Lodestone Management Consultants s.r.o. (7)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (7)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (7)	China	100%	100%
Lodestone Management Consultants Ltd. (7)	UK	100%	100%
Lodestone Management Consultants B.V. (7)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (7)(9)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (7)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (7)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (7)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (7)(10)	Argentina	100%	100%

(1)	On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High court of Karnataka for its merger with Infosys Limited.
(2)	Incorporated effective June 25, 2013
(3)	Wholly owned subsidiaries of Infosys BPO.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5)	On July 4, 2012, the board of directors of Infosys Australia , have passed a resolution approving in principle the transfer of assets and liabilities to Infosys Limited effective April 1, 2012. Infosys Australia is currently being liquidated.
(6)	On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG
(7)	Wholly owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(8)	Liquidated effective February 14, 2013
(9)	Majority owned and controlled subsidiaries
(10)	Incorporated effective January 10, 2013

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

List of key management personnel

Whole time directors	Non-whole-time directors
N. R. Narayana Murthy (effective June 1, 2013)	K.V.Kamath
S. Gopalakrishnan	Deepak M. Satwalekar
S. D. Shibulal	Dr. Omkar Goswami
Srinath Batni	David L. Boyles
V. Balakrishnan	Sridar A. Iyengar (retired with effect from August 13, 2012)
Ashok Vemuri	Prof. Jeffrey S. Lehman
B. G. Srinivas	R.Seshasayee
Executive council members	Ann M. Fudge
Pravin Rao	Ravi Venkatesan
U. Ramadas Kamath	Leo Puri (effective April 11, 2013).
Chandrashekar Kakal
Nandita Gurjar
Stephen R. Pratt
Basab Pradhan
Prasad Thrikutam
Rajiv Bansal (effective November 1, 2012).
Srikantan Moorthy (effective April 1, 2013)
Sanjay Purohit (effective April 1, 2013)

The details of amounts due to or due from as at June 30, 2013 and March 31, 2013 are as follows:
in crore
Particulars	As at
	June 30, 2013	March 31, 2013
Trade Receivables
Infosys China	4	4
Infosys BPO (Including subsidiaries)	7	40
Infosys Public Services	147	160
	158	204
Loans
Infosys Public Services	76	68
Lodestone Holding AG (including subsidiaries)	130	116
Infosys Brazil	24	–
	230	184
Other receivables
Infosys BPO (Including subsidiaries)	9	9
Infosys Public Services	(7)	–
Lodestone Holding AG (including subsidiaries)	1	1
	3	10
Unbilled revenues
Infosys Public Services	7	5
Lodestone Holding AG (including subsidiaries)	1	–
	8	5
Trade payables
Infosys China	11	9
Infosys BPO (Including subsidiaries)	17	72
Infosys Mexico	1	1
	29	82
Other payables
Infosys BPO (Including subsidiaries)	5	10
Infosys Mexico	4	–
Lodestone Holding AG (including subsidiaries)	25	21
Infosys Consulting India	2	2
	36	33
Provision for expenses
Lodestone Holding AG (including subsidiaries)	60	33
Rental Deposit given for shared services
Infosys BPO	21	21
Rental Deposit taken for shared services
Infosys BPO	27	27

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.8, for the quarter ended June 30, 2013 and June 30, 2012 are as follows:
in crore
Particulars	Quarter ended
	June 30, 2013	June 30, 2012
Capital transactions:
Financing transactions
Infosys Mexico	–	11
Infosys Brasil	–	5
	–	16
Loans
Infosys Brasil	22	–
	22	–
Revenue transactions:
Purchase of services
Infosys Australia	–	2
Infosys China	63	67
Lodestone Holding AG (including subsidiaries)	162	–
Infosys BPO (Including subsidiaries)	41	33
Infosys Sweden	1	2
Infosys Mexico	3	5
Infosys Brasil	1	–
	271	109
Purchase of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	21	17
	21	17
Interest income
Lodestone Holding AG	2	–
Infosys Public Services	1	–
	3	–
Sale of services
Infosys Australia	–	1
Lodestone Holding AG	2	–
Infosys BPO (including subsidiaries)	16	12
Infosys Public Services	137	104
	155	117
Sale of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	11	9
	11	9

During the quarter ended June 30, 2013, an amount of Nil (5 crore for the quarter ended June 30, 2012) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees

During the quarter ended June 30, 2013, an amount of Nil (less than 1crore for the quarter ended June 30, 2012 respectively) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:
in crore
Particulars	Quarter ended
	June 30, 2013	June 30, 2012
Salaries and other employee benefits to whole-time directors and members of executive council	7	12
Commision and other benefits to non-executive/independent directors	3	2
Total compensation to key managerial personnel	10	14

2.26 RESEARCH AND DEVELOPMENT EXPENDITURE
in crore
Particulars	Quarter ended
	June 30, 2013	June 30, 2012
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centres (eligible for weighted deduction) (1)
Capital Expenditure	–	–
Revenue Expenditure	65	57
Other R&D Expenditure
Capital Expenditure	–	1
Revenue Expenditure	176	145
Total R&D Expenditure
Capital Expenditure	–	1
Revenue Expenditure	241	202

(1) DSIR has accorded weighted deduction approval for Finacle and Infosys labs R&D centres of Infosys located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mysore, Pune and Trivandrum locations. The approval is effective 23rd November 2011.

The eligible R&D revenue and capital expenditure are 65 crore and Nil for the quarter ended June 30, 2013 and 57 crore towards revenue expenditure for the quarter ended June 30, 2012

2.27 SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Group are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, enterprises in manufacturing (MFG), enterprises in the energy, utilities, communication and services (ECS) and enterprises in retail, consumer packaged goods, logistics and life sciences (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended June 30, 2013 and June 30, 2012:
in crore
Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	3,467	2,111	1,978	2,403	9,959
	3,122	1,882	1,759	2,146	8,909
Identifiable operating expenses	1,679	1,087	917	1,222	4,905
	1,384	876	811	911	3,982
Allocated expenses	776	493	461	561	2,291
	726	455	425	519	2,125
Segmental operating income	1,012	531	600	620	2,763
	1,012	551	523	716	2,802
Unallocable expenses					250
					214
Other income					563
					459
Profit before tax					3,076
					3,047
Tax expense					826
					843
Profit for the period					2,250
					2,204

Geographic Segments

Quarter ended June 30, 2013 and June 30, 2012:
in crore
Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	6,362	2,116	293	1,188	9,959
	5,808	1,850	190	1,061	8,909
Identifiable operating expenses	3,155	1,086	125	539	4,905
	2,538	916	96	432	3,982
Allocated expenses	1,483	491	58	259	2,291
	1,403	439	40	243	2,125
Segmental operating income	1,724	539	110	390	2,763
	1,867	495	54	386	2,802
Unallocable expenses					250
					214
Other income, net					563
					459
Profit before tax					3,076
					3,047
Tax expense					826
					843
Profit for the period					2,250
					2,204

2.28 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :
in crore
Particulars	As at
	June 30, 2013	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010
Obligations at year beginning	612	569	459	308	256
Transfer of obligation	–	–	–	–	(2)
Service cost	40	183	143	171	72
Interest cost	11	35	37	24	19
Actuarial (gain) / loss	1	(23)	(6)	15	(4)
Benefits paid	(26)	(83)	(64)	(59)	(33)
Curtailment gain	–	(69)	–	–	–
Obligations at year / period end	638	612	569	459	308

Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.

Change in plan assets
Plan assets at year beginning, at fair value	643	582	459	310	256
Expected return on plan assets	15	57	47	34	24
Actuarial gain	1	1	–	1	1
Contributions	10	86	140	173	62
Benefits paid	(26)	(83)	(64)	(59)	(33)
Plan assets at year/period end, at fair value	643	643	582	459	310

Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year / period	643	643	582	459	310
Present value of the defined benefit obligations at the end of the year / period	638	612	569	459	308
Asset recognized in the balance sheet	5	31	13	–	2

Assumptions
Interest rate	7.44%	7.95%	8.57%	7.98%	7.82%
Estimated rate of return on plan assets	9.55%	9.51%	9.45%	9.36%	9.00%
Weighted expected rate of salary increase	7.27%	7.27%	7.27%	7.27%	7.27%

Net gratuity cost for the quarter ended June 30, 2013 and June 30, 2012 comprises of the following components:
in crore
Particulars	Quarter ended
	June 30, 2013	June 30, 2012
Gratuity cost for the period
Service cost	40	74
Interest cost	11	11
Expected return on plan assets	(15)	(14)
Actuarial (gain) / loss	–	(35)
Plan amendment amortization	(1)	(1)
Net gratuity cost	35	35
Actual return on plan assets	16	16

Gratuity cost, as disclosed above, is included under Employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the year ended March 31, 2010, a reimbursement obligation of 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited.

As at June 30, 2013 and March 31, 2013, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute approximately 74 crore to the gratuity trust during the reminder fiscal 2014.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortised on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at June 30, 2013 and March 31, 2013 amounts to 14 crore and 15 crore, respectively and disclosed under 'Other long-term liabilities' and other current liabilities'.

The company has aligned the gratuity entitlement for majority of its employees prospectively to the Payment of Gratuity Act. This amendment has resulted in a curtailment gain of 14 crores for the quarter and 69 crores for the year ended March 31, 2013 which has been recognized in the statement of profit and loss for the year ended March 31, 2013.

2.29 PROVIDENT FUND

The Company contributed 62 crore towards provident fund during the quarter ended June 30, 2013 (58 crore during the quarter ended June 30, 2012, respectively).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at June 30, 2013, March 31, 2013, March 31, 2012, March 31, 2011 and March 31, 2010.

The details of fund and plan asset position are given below:
in crore
Particulars	As at
	June 30, 2013	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010
Plan assets at period end, at fair value	2,453	2,399	1,816	1,579	1,295
Present value of benefit obligation at period end	2,453	2,399	1,816	1,579	1,295
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	June 30, 2013	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010
Government of India (GOI) bond yield	7.44%	7.95%	8.57%	7.98%	7.83%
Remaining term of maturity	8 years	8 years	8 years	7 years	7 years
Expected guaranteed interest rate	8.50%	8.25%	8.25%	9.50%	8.50%

2.30 SUPERANNUATION

The Company contributed 48 crore to the superannuation trust during the quarter ended June 30, 2013 (41 crore during the quarter ended June 30, 2012)

2.31 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Quarter ended
	June 30, 2013	June 30, 2012
Number of shares considered as basic weighted average shares outstanding	57,42,36,166	57,42,30,151
Add: Effect of dilutive issues of shares/stock options	–	1,590
Number of shares considered as weighted average shares and potential shares outstanding	57,42,36,166	57,42,31,741

2.32 RESTRICTED DEPOSITS

Deposits with financial institutions as at June 30, 2013 include 726 crore (724 crore as at March 31, 2013) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

2.33 LITIGATION

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, the company was advised that its and certain of its employees are targets of the grand jury investigation. In addition, the company has been recently advised that this investigation was continuing and that additional subpoenas may be issued. The company is engaged in discussions with the U.S. Attorney’s Office regarding this matter; however, it cannot predict the final outcome of the investigation or the discussions with the U.S. Attorney’s Office.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company has been advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors. At this time, the company cannot predict the outcome of the discussions with the DHS or other governmental authority regarding the review of the company’s Forms I-9.

"In light of the fact that, among other things, the grand jury is continuing its investigation and the company remains in discussions with the U.S. Attorney’s Office regarding these matters, the company is unable to make an estimate of the amount or range of loss that it expects to incur in connection with the resolution of these matters.
In the event that the U.S government undertakes any actions which limit the B-1 business visa program or other visa program that the company utilizes, imposes sanctions, fines or penalties on the company or its employees, or undertakes any other actions against the company arising from the investigations or discussions that are currently ongoing, this could materially and adversely affect the company’s business and results of operations.

In addition, the company is subject to other legal proceedings and claims, which have arisen in the ordinary course of our business. The management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.34 NOTES TO CASH FLOW STATEMENTS
in crore, except as otherwise stated
Particulars	Quarter ended
	June 30, 2013	June 30, 2012
2.34.1 CHANGE IN TRADE RECEIVABLES
As per the balance sheet	7,288	6,346
Less: Opening balance considered	6,365	5,404
	923	942
2.34.2 CHANGE IN LOANS AND ADVANCES AND OTHER ASSETS
As per the balance sheet (current and non current)	6,383	4,969
Less: Gratuity obligation - unamortised amount relating to plan amendment(2)	14	17
Interest accrued but not due	113	48
Loan to subsidiary	230	–
Advance income taxes	1,027	924
Capital Advance	495	426
Closing balance	4,504	3,554
Less: Opening balance considered (1)	4,204	3,196
	300	358
(1) includes loans and advances and other assets of 11 crore taken over from Infosys Australia during the quarter ended June 30, 2012
(2) refer to note 2.28
2.34.3 CHANGE IN LIABILITIES AND PROVISIONS
As per the balance sheet (current and non current)	6,152	4,824
Less:Unpaid dividend	4	3
Retention monies	77	44
Gratuity obligation - unamortised amount relating to plan amendment	14	17
Payable for acquisition of business (2)	145	–
Payable to subsidiary for acquisition	4	–
Provision separately considered in cash flow statement
Income taxes	1,654	1,309
	4,254	3,451
Less: Opening balance considered (1)	3,653	2,894
	601	557
(1) includes liabilities and provisions of 69 crore taken over from Infosys Australia during the quarter ended June 30, 2012
(2) includes exchange difference of 11 crore for the quarter ended June 30, 2013
2.34.4 INCOME TAXES PAID
Charge as per the statement of profit and loss	826	843
Add / (Less) :Increase / (Decrease) in advance income taxes	8	(5)
Increase / (Decrease) in deferred taxes (1)	19	(1)
(Increase) / Decrease in income tax provision	(380)	(342)
	473	495
(1) excludes exchange difference of 29 and 25 crore for the quarter ended June 30, 2013 and June 30,2012
2.34.5 PAYMENT TOWARDS CAPITAL EXPENDITURE
As per the balance sheet	185	403
Less: Opening capital work-in-progress	1,135	588
Add: Closing capital work-in-progress	1,317	586
Add: Opening retention monies	69	42
Less: Closing retention monies	77	44
Add: Closing capital advance	495	426
Less: Opening capital advance	439	433
	415	392
2.34.6 INVESTMENTS IN SUBSIDIARIES
As per the balance sheet	2,452	1,080
Less: Opening balance considered	2,452	1,064
	–	16
2.34.7 INVESTMENT / (DISPOSAL) OF OTHER INVESTMENTS
Opening balance considered	1,892	341
Add: Investment in other investments	688	2,100
Closing balance	2,580	2,441
2.34.8 INTEREST AND DIVIDEND RECEIVED
Interest and dividend income as per statement of profit and loss	528	482
Add: Opening interest accrued but not due on loan	–	–
Less: Closing interest accrued but not due on loan	4	–
Add: Opening interest accrued but not due	91	31
Less: Closing interest accrued but not due	113	48
	502	465
2.34.9 LOAN GIVEN TO SUBSIDIARIES
Closing Balance	230	–
Less: Increase in loan balance due to exchange difference	20	–
Less : Interest accrued included above	4	–
Less: Opening balance	184	–
	22	–

2.35 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS
in crore
Statement of Profit and Loss account for the	Quarter ended
	June 30, 2013	June 30, 2012
Income from software services and products	9,959	8,909
Software development expenses	6,089	5,124
GROSS PROFIT	3,870	3,785
Selling and marketing expenses	542	425
General and administration expenses	565	558
	1,107	983
OPERATING PROFIT BEFORE DEPRECIATION	2,763	2,802
Depreciation and amortization	250	214
OPERATING PROFIT	2,513	2,588
Other income	563	459
PROFIT BEFORE TAX	3,076	3,047
Tax expense:
Current tax	846	842
Deferred tax	(20)	1
PROFIT FOR THE PERIOD	2,250	2,204

2.36 DETAILS OF ROUNDED OFF AMOUNTS

The financial statements are presented in crore . Those items which are required to be disclosed and which were not presented in the financial statement due to rounding off to the nearest crore are given as follows :

Balance Sheet Items
in crore
Note	Description	As at
		June 30, 2013	March 31, 2013
Balance Sheet
2.8	Fixed assets - Vehicles
	Deletion during the period		0.07
	Depreciation on deletions		0.05
2.10	Investments
	Investment in Infosys Sweden	–	0.06
	Investment in Global Innovation and Technology Alliance	0.50	0.50
2.25	Related party transactions
	Trade receivables
	Infosys Brasil	0.08	–
	Trade payables
	Infosys Brasil	0.20	–
	Infosys Sweden	0.22	0.21
	Other Receivables
	Infosys Public Services	–	0.30
	Other Payables
	Infosys Public Services	–	0.50

Statement of Profit and Loss
in crore
Note	Description	Quarter ended
		June 30, 2013	June 30, 2012
Profit & Loss
2.18	Auditor's remuneration
	Statutory Audit Fee	0.30	0.26
	Certification charges	0.02	0.02
	Out-of-pocket expenses	0.01	0.01
2.17	Profit/(loss) on disposal of fixed assets	0.50	0.04

As per our report of even date attached
for B S R & Co.	for Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W

Zubin Shekary	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	K.V.Kamath
Partner	Chairman	Executive Vice-Chairman	Chief Executive Officer and Managing Director	Director
Membership No. 48814

	Deepak M. Satwalekar	Dr. Omkar Goswami	David L. Boyles	Prof. Jeffrey S. Lehman
	Director	Director	Director	Director

	R.Seshasayee	Ann M. Fudge	Ravi Venkatesan	Srinath Batni
	Director	Director	Director	Director

	V. Balakrishnan	Ashok Vemuri	B. G. Srinivas	Rajiv Bansal
	Director	Director	Director	Chief Financial Officer

Bangalore	N. R. Ravikrishnan
July 12, 2013	Company Secretary

Auditors’ Report on Quarterly Financial Results of Infosys Limited Pursuant to the Clause 41 of the Listing Agreement

To
The Board of Directors of Infosys Limited

We have audited the quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended 30 June 2013, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public  Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us. These quarterly financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 as per section 211 (3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 30 June 2013.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Zubin Shekary
Partner
Membership number: 048814

Bangalore
12 July, 2013